HESKETT & HESKETT

ATTORNEYS AT LAW

JOHN HESKETT JACOB HESKETT	2401 NOWATA PLACE, SUITE A BARTLESVILLE, OKLAHOMA 74003	TELEPHONE (918) 336-1773 FACSIMILE (918) 336-3152 EMAIL: INFO@HESKLAW.COM
JACK HESKETT (1932 - 2005) BILL HESKETT (1933 - 1993)

July 19, 2023

Division of Corporate Finance

Office of Technology

United States Securities

and Exchange Commission

Re:TV Channels Network, Inc.

Offering Statement on Form 1-A

Amendment No. 1

Filed June 27, 2023

File No. 024-12290

Dear sir or madam:

I am counsel for TV Channels Network, Inc. and am in receipt of your letter dated July 17, 2023, regarding the referenced filings. The Company’s responses to your questions are as follows:

Amendment No. 1 to Offering Circular on Form 1-A submitted June 27, 2023

1.We note that you refer to the securities to be offered as restricted securities. However, this offering circular relates to an exemption under Regulation A. Please Advise. Refer to Section 3(b) of the Securities Act of 1933 for additional guidance.

Response: We have made the appropriate changes to exclude any language relating to restricted securities or any unrelated exemption.

Exbibits

2.Please file a legality opinion covering the shares to be offered as an exhibit to the offering statement. See Part III, Item 17(12) of Form 1-A.

Response: Included.

3.Please file the consent of your independent auditor as an exhibit. See Part III, Item 17(11) of Form 1-A.

Response: Included

The foregoing information is deemed to be the Company’s complete response to your inquiries of July 17, 2023. In the event you require additional information or have additional questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jacob Heskett

Jacob Heskett